Exhibit 99.3

BURNING ROCK BIOTECH LIMITED

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 23, 2025

(OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Burning Rock Biotech Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued Class A ordinary shares and Class B ordinary shares, each with par value US$0.0002 per share of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held on December 23, 2025 at 10:30 a.m. (local time) at the Company’s Shanghai office at 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai, and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on December 1, 2025 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each holder of Class A ordinary shares is entitled on a poll to one vote for every such share held by him and each holder of Class B ordinary shares is entitled on a poll to six votes for every such share held by him. The quorum for the AGM is one or more shareholders entitled to vote at the AGM and present in person or by proxy or (in the case of a shareholder being a corporation or other non-natural person) by its duly authorized representative representing not less than one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote in the Company throughout the meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at No. 5 Xingdao Ring Road North, International Bio Island, Guangzhou, attention: Xiaozhi Hu, Senior Director in Finance, by email to xiaozhi.hu@brbiotech.com or (ii) by attending and voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to No. 5 Xingdao Ring Road North, International Bio Island, Guangzhou, Attention: Xiaozhi Hu, Senior Director in Finance, by email to xiaozhi.hu@brbiotech.com as soon as possible and in any event no later than 10:00 a.m. December 16, 2025 (New York time).

BURNING ROCK BIOTECH LIMITED

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to Be Held on December 23, 2025

(or any adjourned meeting thereof)

We, ____________________ of ____________________, being the registered holder of __________ [Class A/Class B] ordinary shares, each with par value US$0.0002 per share (the “Shares”)1 of Burning Rock Biotech Limited (the “Company”) hereby appoint _________________, or failing him/her, the Chairman of the AGM2, as our proxy to attend and act on our behalf at the annual general meeting of the Company to be held on December 23, 2025 at 10:30 a.m. (local time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below, or if no such indication is given, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN

1.	as an ordinary resolution, THAT the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2025 be ratified and that the directors of the Company be authorized to determine the remuneration of the auditor;

2.	as an ordinary resolution, THAT Feng Deng and Licen Lisa Xu be re-elected as directors of the Company; and

3.	as an ordinary resolution, THAT each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

Dated__________, 2025	Signature(s)[4]

[1]

Please insert the number and class (i.e., Class A or Class B) of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the AGM is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.”

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.